Contact

www.linkedin.com/in/tyla-
simonecrayton (LinkedIn)

Top Skills

Leadership

Skilled Multi-tasker

Global Thinker

Honors-Awards

Proclamation

Certificate of Congressional
Recognition

CEO TO WATCH

Rising Star

Top 50

Tyla-Simone Crayton

University Of Berkeley California

Greater Houston

Summary

Tyla-Simone Crayton is the seventeen-year-old CEO of Sienna
Sauce out of Houston, Texas. The young foodie relocated from
Bedford-Stuyvesant, Brooklyn to the Sienna Plantation area of
Texas, hence the brand name Sienna Sauce. In an effort to recreate
a flavor of sauce she missed from back home, she experimented and
stirred up some flavors that she enjoyed far superior! Tyla-Simone
has always had a creative spirit and decided that selling sauce would
be a great idea; and in the spring of 2017, she launched Sienna
Sauce from her home kitchen. Tyla-Simone Created her sauce when
she was 8 years old.

Experience

Sienna Sauce Co.
Chief Executive Officer
April 2017 - Present (5 years 8 months)
Houston, Texas, United States

Education

University of California, Berkeley

Texas Connections Academy At Houston
High School Diploma, Business, Management, Marketing, and Related
Support Services · (2018 - 2021)

Texas Connections Academy At Houston
Business · (2019 - 2020)

University of California, Berkeley